FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of December 2010
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946
(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Not applicable.

(1)	Press Release, “Dr. Reddy’s enters into an agreement with R-Pharm of Russia”, December 21, 2010.

Press Release	Dr. Reddy’s Laboratories Ltd. 7-1-27 Ameerpet Hyderabad 500 016 India Tel: 91 40 373 1946 Fax: 91 40 373 1955 www.drreddys.com
Dr. Reddy’s enters into an agreement with R-Pharm of Russia
-	Collaboration in the areas of high-technology and knowledge sharing
December 21, 2010, Hyderabad
Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced that it has entered into a licensing, technology transfer, manufacturing and marketing agreement with R-Pharm of Russia. The collaboration is in the area of high-technology and works on a profit sharing model. It will entail licensing of manufacturing know-how of products by Dr. Reddy’s, local manufacturing of products in Russia, co-development of high technology products and knowledge sharing between both parties at regular intervals.
Commenting on the agreement, Satish Reddy, Managing Director and COO, Dr. Reddy’s said, “We are excited about this collaboration as it helps us to deepen our engagement with Russia, one of our key markets. The agreement allows us to bring innovative medicines to the Russian people with active collaboration of a local pharmaceutical company- RPharm. It will also allow Dr. Reddy’s to import and market R-Pharm products in India according to agreed terms. The collaboration demonstrates our commitment to play a leading role in supporting the Russian Government’s policy of Pharma 2020”.
“We are pleased to collaborate with a distinguished company like Dr. Reddy’s. This agreement helps address unmet medical needs in important therapeutic areas and make medicines more affordable to patients in Russia. It also pioneers a new way of collaboration between an Indian and Russian pharmaceutical company. It is a change of approach from just imports of finished products to deep integration in technology, manufacturing, marketing and knowledge sharing,” added Mr. Alexey Repik, Chairman of Rpharm.
The agreement was signed at the fourth India Russia Forum on Trade and Investment in New Delhi on 20 December, 2010 in the presence of His Excellency Mr.Sergei Ivanov, Deputy Prime Minister of Russia and Mr. Anand Sharma, Minister of Commerce, Government of India. This coincided with the visit of the Russian President, His Excellency Mr. Dmitriy Medvedev to India.
Notes to the editor:
•	Dr. Reddy’s is the largest Indian Pharmaceutical company in Russia and also the fastest growing international branded generic company by volume.

•	Dr. Reddy’s entered the Russia market in 1992 and consolidated its position during the turbulent currency crisis of the late 1990s.

•	Omez®, Nise®, Ketorol® and Ciprolet® are our top four brands in the Russian market and are ranked No. 1 in their respective INN / molecular segments.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s
Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses — Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products — Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, and New Zealand. For more information, log on to: www.drreddys.com
About R-Pharm
CJSC R-Pharm is a Russian pharmaceutical company founded in 2001 in Moscow. The company is involved in R&D, manufacturing, promotion and distribution of pharmaceuticals used in hospital and specialty care. It employs over 400 highly experienced specialists, has 15 affiliates across Russian Federation. Total turnover in 2009 was 26,7 bn RUR. Key areas of competence of R-Pharm include: manufacturing of finished drugs and APIs, research and development of innovative pharmaceutical products and technologies, distribution, training and education for industry and health care specialists.
CONTACT INFORMATION
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com or on +91-40-66834297
Raghavender R at raghavenderr@drreddys.com or on +91-40-66511529
Milan Kalawadia (USA) at mkalawadia@drreddys.com or on +1-908-203-4931
Media:
S Rajan at rajans@drreddys.com or on +91-40- 66511725

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ Sandeep Poddar
Date: January 10, 2010		Name:	Sandeep Poddar
		Title:	Company Secretary

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